4-23-02

02033939

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

23 April 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

23 April 2002

FIRST QUARTER PRODUCTION AND EXPLORATION REPORT TO 31 MARCH 2002

HIGHLIGHTS OF THE QUARTER

Production
- **Gold production for the Quarter was 147,530 ounces.**

Costs
- **Total Cash Costs for the Quarter were US$222 per ounce.**
- **Gross Cash Costs for the Quarter were US$227 per ounce.**

Revenue
- **An average gold price of US$336 per ounce was realised in the Quarter.**

Reserves and Exploration
- **10,665 metres were drilled during the Quarter, with results continuing to be at, or above, expectations.**

CEO's REVIEW

Commenting on results, the CEO, Alan Roberts said, "Gold production for the Quarter was affected by unscheduled maintenance to the oxygen plant and scheduled autoclave maintenance. On the positive side, exploration continued to return good results, mining showed a marked improvement and the planned tie-in of the third autoclave heat recovery unit was completed without incident. Because of slightly lower gold production, unit costs for the Quarter (US$222) were higher than we would have liked. We are all focused on improving upon our 2001 cost performance".

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

Production

i. Performance

Variance Report Percentage Change Q1 2002 v Q4 2001	
	Variance
Total Material Moved	18%
Ore Milled	9%
Ore Milled Grade	1%
Gold Recovery	2%
Gold Produced	19%

ii. Mining

Total material movement of 10,155 was a 18% improvement on the previous Quarter, and the best Quarter since 1999. This is a result of the programs put into place in the second half of 2001 to increase equipment availability and improved pit management through the Quarter.

iii. Process Plant

Gold production in the Quarter was 147,530 oz.

Ore milled (904 kt) was affected by the scheduled shutdown of autoclave one in March 2002 to tie-in the final autoclave heat recovery unit. The autoclave heat recovery project has been a resounding success and improved autoclave performance beyond expectations.

Autoclave availability averaged 74.4% and was affected by 10 days unscheduled downtime on the Linde oxygen plant during February 2002. The liquid oxygen pumps became blocked with ice and grit and proved difficult to isolate. Retrospective analysis has resulted in a number of improvements to operating and maintenance practices, which are expected to mitigate its re-occurrence.

The autoclaves are now performing well beyond design and the bottleneck has now moved to the autoclave feed pumps. An engineering study aimed at eliminating this bottleneck will be completed during the Second Quarter. Improvements are expected to both autoclave throughput rate and availability from this project.

Construction of the pebble crushing circuit commenced and is on schedule for commissioning in Third Quarter 2002.

Health, Safety and Environment

There were three lost time incidents during the Quarter, giving a 12-month rolling Lost Time Incident Frequency Rate of 0.52 per 200,000 hours (A Lost Time Incident is when a person cannot return to normal work duties the following shift.)

There were no reportable environmental incidents during the Quarter.

RESERVES AND EXPLORATION

The reserves development program continued on the Lienetz and Harbour Base target areas at high production rates during the Quarter. In total, 35 diamond drill holes for 10,665m were completed, with four diamond rigs operating continuously throughout the period.

Lienetz

In the Lienetz program, 23 holes for 7,351m were completed. A third "blow-out-protection" rig was commissioned during the Quarter.

Assay results from 15 holes were returned, with strong intercepts continuing to be received. Better results are summarised below and hole locations are shown on page four.

Lienetz

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL752	West Lienetz	212	14	5.07
DDHL754	West Lienetz	162	178	4.27
	including	*192*	*24*	*9.07*
DDHL759	West Lienetz	196	68	3.17
DDHL774	Nth Extension	156	212	2.35
DDHL775	Nth Extension	172	164	3.63
	including	*200*	*14*	*7.13*
DDHL776	Nth Extension	176	122	5.33
	including	*192*	*70*	*7.20*
DDHL777	Nth Extension	182	188	4.31
	including	*182*	*68*	*7.30*
DDHL791	Lienetz Infill/ depth	114	42	4.87
		226	26	6.20
DDHL792	Lienetz Infill	116	46	4.15
DDHL793	Lienetz Infill	118	110	4.10
	including	*150*	*36*	*6.24*
DDHL795	Lienetz Infill	102	80	3.96
DDHL796	Lienetz Infill	90	72	4.24

Cutoff grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections < 3 g Au/t average <20m not shown

Holes 752, 754 and 759 extend the ore zone beyond current mine limits on the north and western flanks of Lienetz. Holes 774 to 777 represent a step out on the northern flank of the deposit, which further extend the North Lienetz zone originally identified in 2001. These intersections all fall outside of the current mine reserve.


MARCH QUARTER 2002
DRILL RESULTS
Luise Harbour
Kapit
Harbour Base
894
892
777/
6
774/5
752
759
North Lienetz
891
West Lienetz
792
ROM
zone
793/91
754
796/95
Minifie Pit
N
DRILL TARGET TYPE
INFILL
EXTENSION
500m

ROM and Harbour Base Zones

A number of strong results continue to be returned from holes drilled from the Harbour Base stockpile area.

Holes 892, 894 and 895 confirm the continuity of economic grade intersections beyond the current pit limits. As previously reported, investigation of this mineralisation will be included in engineering studies planned during 2002.

Harbour Base Zone

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL891	ROM	92	22	2.59
		196	24	4.76
DDHL892	Harbour	66	116	2.46
DDHL894	Harbour	32	112	3.83
	including	*80*	22	*5.88*
		184	50	2.64
DDHL895	Harbour	38	234	2.96
	including	*88*	*30*	*7.10*

Cutoff grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections< 20m < 2.5 g Au/t average not shown.

Geothermal

The geothermal power study continued during the Quarter. Discharge testing of the shallow steam relief wells drilled in Minifie and Lienetz in 2001 indicated low levels of scale formation, compared to the earlier deep directionally drilled wells. This result allowed the completion of a Board submission for the construction of a 6MW pilot power plant. The Board approved its installation at a meeting in April 2002.

FINANCIAL

Costs

Total Cash Costs*				
		First Quarter 2002	**Fourth Quarter 2001**	**Full Year 2001**
Gross Cash Costs	US$/oz	**227**	303	216
- Deferred mining costs		**(2)**	(22)	(4)
- Inventory adjustments		**(3)**	8	9
* Total cash costs		**222**	289	221

* Gold Institute Standard

Gross cash costs for the Quarter were in line with expectations.

Gold Revenue

Realised revenues for the Quarter and Year to Date were:

	First Quarter 2002 (US$/oz)	Full Year 2001 (US$/oz)
Cash Sales	$314	$311
Deferred Hedging Gains / Costs	$22	$44
Total	$336	$355
Average Spot Price	$291	$271

Hedging

During the Quarter Lihir placed 300,000 oz of hedging, all spot deferred's, which will eventually be rolled out into future years as structured products.

At 31 March 2002 Lihir's hedge book amounted to 2.5 million ounces of forwards and put options as reflected in the following summary:

Hedging Position

	Spot Deferreds		Forwards		Put Options Bought		Call Options Sold		Call Options Bought	
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price
Q2 2002	360,000	$290.26	146,923	$336.86					38,175	$478.59
Q3 2002			119,400	$336.83					37,050	$482.19
Q4 2002			118,875	$369.92					37,050	$485.63
Total 2002	**360,000**	**$290.26**	**385,198**	**$347.05**	**0**	**$0.00**	**0**	**$0.00**	**112,275**	**$482.10**
2003			440,000	$319.89						
2004			448,080	$310.16	20,000	$335.00	20,000	$365.00		
2005			363,021	$320.67	95,000	$320.39	95,000	$326.71		
2006			185,000	$318.73	39,000	$325.26	39,000	$336.70		
2007			20,000	$335.00	96,000	$319.17	96,000	$319.08		
2008			0	$0.00	40,000	$335.00	20,000	$365.00		
	360,000	**$290.26**	**1,841,299**	**$323.41**	**290,000**	**$323.66**	**270,000**	**$331.12**	**112,275**	**$482.10**

Gold ounces hedged are approximately 15% of gold reserves.

OUTLOOK

The drilling program will be further accelerated with the addition of a fourth "blow-out-protection" drill rig. The rig will be used as part of the exploration of the extension to West Minifie, the western flank of Lienetz and the northwest extension of Lienetz, towards Kapit. It is anticipated that a revised reserve statement will be released in the later part of 2002.

Mine performance continues to improve and we are confident of moving more than 40 milion tonnes of material in 2002.

In the process plant, the pebble crusher installation is scheduled for Third Quarter 2002, and approval for redesign of the autoclave feed system, which will further boost plant throughput rate, is being given high priority. Identifying high return, low capital cost projects such as the autoclave feed pumps will be Lihir's short-term focus. Other studies will take place to assess longer-term production opportunities.

Gold production in 2002 will be in line with the full year 2001.

Contact for Investor Information
Rod Antal
Manager – Corporate, Safety and Investor Relations
Tel: +61 0402 89 3229
Fax: +675 9864 018
E-mail: rpa@lihir.com.pg
Website: www.lihir.com.pg

Shareholder enquires
Matters related to number of shares held, changes of address should be directed to:
Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel: +61 7 3237 2102
Fax: +61 7 3229 9860
E-mail: mark.casey@computershare.com.au

ADR Depositary:
The Bank of New York
101 Barclay St 22 West
New York 10286
Tel: +1 212 815 3874

Production and Financial Data

		First Quarter 2002	Fourth Quarter 2001	Third Quarter 2001	Second Quarter 2001	First Quarter 2001	Full Year 2001
Mine							
Ore mined	kt	**2,640**	1,517	1,804	2,183	2,347	7,851
Material moved	kt	**10,155**	8,607	7,009	7,749	8,568	31,933
Processing							
Ore milled	kt	**904**	827	966	864	962	3,619
Grade	g Au/t	**5.49**	5.43	6.00	6.59	6.64	6.18
Recovery	%	**90.1**	88.1	91.7	91.7	91.5	90.6
Gold poured	oz	**147,530**	123,387	177,761	159,966	186,828	647,942
Revenue/Costs							
Gold Sold	oz	**137,219**	122,340	183,651	154,452	182,925	643,368
Average cash price received	US$/oz	**314**	327	315	309	302	311
Average price received including deferred hedging gains / costs	US$/oz	**336**	385	351	347	346	355
Gross cash cost	US$/oz	**227**	303	200	217	172	216
- deferred mining costs		**(2)**	(22)	(4)	(1)	4	(4)
- inventory adjustments		**(3)**	8	11	9	11	9
Total cash costs		**222**	289	207	226	187	221
- depreciation and amortisation		**48**	62	50	48	52	52
Total production costs		**270**	351	257	274	239	273

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ____________________
for Name: Rod Antal
Title: Company Secretary